WisdomTree Trust

250 West 34th Street, 3rd Floor

New York, NY 10119

June 23, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust; SEC File Nos. 333-132380 and 811-21864; Request for Withdrawal of Post-Effective Amendment Filing to the Trust’s Registration Statement on Form N-1A

Pursuant to Rule 477 of the Securities Act of 1933, as amended (the “1933 Act”), WisdomTree Trust (the “Trust”), on behalf of its series WisdomTree Efficient Gold Plus Bond Strategy Fund (the “Fund”), hereby respectfully requests withdrawal of Post-Effective Amendment No. 796 (“PEA No. 796”), which was filed with the Securities and Exchange Commission via EDGAR (Accession No. 0001214659-21-007340) on July 7, 2021, pursuant to paragraph (a)(2) of Rule 485 under the 1933 Act.

The withdrawal of PEA No. 796 is requested because the Trust has determined not to move forward with the offering of such Fund as a series of the Trust pursuant to the investment strategies disclosed in PEA No. 796 at this time.

No securities were sold in connection with this offering.

Please feel free to contact me at 917-267-3855 with any questions or comments.

Sincerely,

/s/ Joanne Antico
Joanne Antico
Secretary